UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_________________________________________________________
Barings Private Credit Corporation
(Name of Subject Company (Issuer))

Barings Private Credit Corporation
(Names of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

CUSIP: 06763A 101
(CUSIP Number of Class of securities)
 _________________________________________________________
Bryan High
Chief Executive Officer
Barings Private Credit Corporation
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
(704) 805-7200
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)
 _________________________________________________________
Copies to:
Harry S. Pangas, Esq.
Clay Douglas, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

June 3, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)
 _________________________________________________________
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
_________________________________________________________

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Barings Private Credit Corporation, a Maryland corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 3, 2024 (together with Amendment No. 1 thereto filed by the Company with the SEC on July 2, 2024, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 3,910,124 shares of its common stock, par value $0.001 per share (the “Shares”), at a purchase price equal to the net asset value per Share as of June 30, 2024, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.
This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
The following information is provided pursuant to Rule 13e-4:
–The Company has received the results of the Offer, which expired at 11:59 p.m., Eastern Time, on July 1, 2024;
–167,111.63 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price per Share equal to the net asset value per Share as of June 30, 2024;
–The number of Shares that the Company has accepted for purchase in the Offer represents less than 1% of the total number of Shares outstanding as of March 31, 2024;
–Payment of the purchase price for the Shares was made in the form of non-interest bearing, non-transferrable promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer; and
–On July 23, 2024, the Company determined that, as of June 30, 2024, the net asset value per Share was $20.86 per Share, resulting in an aggregate purchase price of $3,485,948.60 for the 167,111.63 Shares validly tendered and not withdrawn, which amount will be paid by the Company pursuant to the terms of the promissory notes.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Barings Private Credit Corporation

Date: July 24, 2024	By:	/s/ Elizabeth A. Murray
Elizabeth A. Murray
Chief Financial Officer and Chief Operating Officer